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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                             COMSHARE, INCORPORATED
                            (Name of Subject Company)

                             COMSHARE, INCORPORATED
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    205912108
                      (CUSIP Number of Class of Securities)

                               Brian J. Jarzynski
          Senior Vice President, Chief Financial Officer and Treasurer
                             Comshare, Incorporated
                              555 Briarwood Circle
                            Ann Arbor, Michigan 48108
                                  (734)994-4800
    (Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                             Thomas S. Vaughn, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                             Detroit, Michigan 48243
                                 (313) 568-6800


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 2 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 1, 2003, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the Securities and Exchange Commission on July 16, 2003, by Comshare, Incorporated (the "Company"), a Michigan corporation, relating to the tender offer made by Conductor Acquisition Corp., (the "Purchaser") a Michigan corporation and an indirect wholly owned subsidiary of Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act, ("Geac"), as set forth in a Tender Offer Statement filed by Purchaser on Schedule TO, dated July 1, 2003, for all of the outstanding common stock of Comshare, including the Series A Preferred Stock purchase rights associated thereto, at a price of $4.60 net per share, upon the terms and subject to the conditions set forth in the Schedule TO.

         Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase. The Schedule 14D-9 is hereby amended and supplemented as follows:

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         (1) The following sentence is added after the first sentence of the second paragraph under "-- Background":

          "With the assistance of Bryant Park Capital, the Company identified and contacted potential strategic and financial buyers that were involved in the software industry and determined to be the most likely to have sufficient financial means and the greatest interest in acquiring the Company."

         (2) The seventh sentence of the second paragraph under "-- Background" is replaced in its entirety with the following:

          "Among the matters covered were discussions with potentially interested parties regarding the completion of preliminary due diligence."

         (3) The following sentence is added after the last sentence of the second paragraph under "-- Background":

          "At that time, one interested party was conducting continuing due diligence and discussing a preliminary valuation of the Company (which was less than the consideration ultimately provided in the Merger Agreement), and other interested parties were considering whether to continue discussions with the Company."

         (4) The first sentence of the third paragraph under "-- Background" is replaced in its entirety with the following:

          "On April 1, 2003, David Friend, a member of Geac's Board of Directors, contacted John F. Rockart, a member of the Company's Board of Directors, to suggest that the two companies might explore the possibility of a business combination. The Company and Geac had not previously had discussions regarding a transaction."

          (5) The following sentence is added after the sixth sentence of the fourth paragraph under "-- Background":

          "No party which initially expressed an interest in acquiring the Company, other than Geac, ultimately decided to pursue, at a higher price, a transaction with the Company."

          (6) The following sentence is added at the end of the eighth paragraph under "-- Background":


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          "The principal substantive issues that remained outstanding at June
          18, 2003 included the definition of the term "material adverse effect," the timing of commencement of the Offer, the outside date for extensions of the Offer, the scope of certain representations and warranties of the Company, the completion of the Company's disclosure schedules, and the need to negotiate and execute new employment agreements among the Company, Geac and Messrs. Hartlen and King."

          (7) The third sentence of the ninth paragraph under "-- Background" is replaced in its entirety with the following:

          "Also at such meeting, Bryant Park Capital made a financial presentation to the Board and rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated June 22, 2003, the date of the Merger Agreement) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in the opinion, the $4.60 net per Share cash consideration to be received in the Offer and the Merger, taken together, by holder of the Shares (other than Geac and its affiliates) was fair, from a financial point of view, to such holders."

          (8) The first sentence of the twelfth paragraph under "-- Background" is replaced in its entirety with the following:

          "The Company's Board of Directors met on June 29, 2003 to consider a letter, dated and received by the Company on June 27, 2003, from a party expressing an interest in submitting a proposal to acquire all of the outstanding Shares at an unspecified cash price, subject to completion of due diligence."

          (9) The following sentence is added at the end of the twelfth paragraph under "-- Background":

          "The only contact from the third party since that time has been two telephone calls from the party's legal counsel to the Company's legal counsel, the last call occurring on July 1, 2003, requesting the commencement of initial due diligence and a meeting to discuss its interest in submitting a proposal. The caller was advised of the Board's conclusion described above. The third party has provided no additional information regarding the proposal for consideration by the Company's Board."

          (10) The second bullet point under " -- Reasons for the Recommendation" is replaced in its entirety with the following:

          o "Current financial market conditions and historical market prices, volatility and trading information concerning the Shares. Because of the low daily trading volume of the Shares, which averaged approximately 21,200 Shares during the twelve months ended June 18, 2003, there has been limited liquidity for the Shares. As a result of this limited liquidity, together with a per Share price of less than $5 and a market capitalization of less than $100 million, the Company believes that the internal policies of many institutional investors would restrict them from purchasing the Shares. The Company believes that these factors have contributed to significant volatility in the market price of the Shares, which has ranged from a low of $1.01 to a high of $3.87 per Share in the twelve months ended June 10, 2003, and have continued to exert negative pressure on that the market price of the Shares. The Board, however, also considered that the market prices of many other publicly traded stocks have generally declined over the past few years, as evidenced by declines in the NASDAQ Composite Index;"

          (11) The third bullet point under "-- Reasons for the Recommendation" is replaced by in its entirety with the following:

          o "Current and expected conditions in the software industry, and the current uncertainties with respect to the economic environment and general market conditions. In particular, the Board noted the continued constrained spending by businesses with respect to their information technology systems, which




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              began in 2001, and has adversely affected revenues and
              operating results of many companies in the software industry, including the Company;"

         (12) The following sentence is added after the first sentence of the third bullet point under the fourth bullet point under "-- Reasons for the Recommendation":

              "Customers and prospective customers were concerned that, if the Company was unable to keep its products competitive through continuous upgrades, they would have to replace the Company's software with more functional software and lose the substantial investments they have made or would make to license and implement the Company's software. This makes customers and prospective customers less likely to purchase, or expand their purchases, of the Company's products;"

         (13) The sixth bullet point under "-- Reasons for the Recommendation" is replaced in its entirety with the following:

          o "The evaluation undertaken by the Board in November 2002, with the assistance of senior management and the Company's financial and legal advisors, of the Company's strategic alternatives to being acquired, including continuing to operate as an independent company or engaging in a business combination with another company, the risks involved in continuing to operate as an independent company and the expected timing and likelihood of accomplishing various strategic alternatives;"

         (14) The seventh bullet point under "-- Reasons for the Recommendation" is replaced in its entirety with the following:

          o "The process undertaken to seek potential acquirers of the Company, including the use of a process to determine the level of interest of potential acquirers by contacting specifically identified potential strategic and financial buyers that were involved in the software industry and determined to be the most likely acquirers of the Company, and the Board's view that conducting an extensive public auction process to sell the Company, entailing the risks to its customer base and employee retention that are inherent in a public auction, would have been detrimental to the Company's existing operations;"

         (15) The first sentence of the tenth bullet point under "-- Reasons for the Recommendation" is replaced in its entirety with the following:

          "The financial presentation made by Bryant Park Capital to the Board, including the opinion of Bryant Park Capital to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $4.60 net per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Geac and its affiliates)."

         (16) The following bullet point is added after the fourteenth bullet point under "-- Reasons for the Recommendation":

          o "The actual and potential conflicts of interest presented by the relationship between Mr. Crandall and Bryant Park Capital, which is described under Item 5 of this Statement, and the extensive involvement Mr. Crandall had in the process of seeking potential acquirers for the Company and the negotiation of the Offer and Merger."

 ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (1) The third sentence of the first paragraph of this item is replaced in its entirety with the following:

          "The aggregate fee payable to Bryant Park Capital is currently estimated to be approximately $847,500, all of which is contingent upon the consummation of the Offer and the Merger, except



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          for approximately $250,000 in retainer fees paid to Bryant Park
          Capital by the Company, of which $225,000 was paid in fiscal year
          2003."

          (2) The fifth sentence of the first paragraph of this item is replaced in its entirety with the following:

          "In addition, Richard Crandall, a senior advisor of Bryant Park Capital, is a member of the Company's Board and, pursuant to an agreement between Bryant Park Capital and Mr. Crandall, he will receive one third of the aggregate fee payable to Bryant Park Capital in connection with the Offer and the Merger."

ANNEX B.  INFORMATION STATEMENT.

         (1) The third and fourth sentences of the of the fifth paragraph are deleted in their entirety.

         (2) The penultimate sentence of the third paragraph under "Board of Directors and Committees -- Board Committees and Meetings" is replaced in its entirety with the following:

          "The members of the Nominating Committee are Messrs. MacKinnon and Stafford, and Dr. Rockart. Mr. Crandall resigned from the Nominating Committee on February 14, 2003 and was replaced by Mr. MacKinnon."

         (3) The beneficial ownership table is revised to add the following beneficial owners and footnote (5), and to add a reference to footnote (5) next to "Codec Systems Limited," under "Stock Ownership of Certain Beneficial Owners and Management -- Principal Shareholders":

         "1,678,566 (5)             Geac Computer Corporation Limited                   15.36%
                                    11 Allstate Parkway, Suite 300
                                    Markham, Ontario  L3R 9T8

          1,678,566 (5)             Conductor Acquisition Corp.                         15.36%
                                    11 Allstate Parkway, Suite 300
                                    Markham, Ontario  L3R 9T8

              (5) Geac and Purchaser, and each of Codec, Anthony Stafford and Dennis G. Ganster entered into a Tender and Voting Agreement, dated June 22, 2003. As a result, Geac and Purchaser may be deemed to have shared voting power and/or shared dispositive power over, and therefore may beneficially own, 1,678,566 shares of Common Stock owned by Codec and Mr. Ganster. Shares beneficially owned by Geac and Purchaser do not include 5,000 shares owned by Mr. Ganster's spouse, who is not a party to a Tender and Voting Agreement. For a summary of the Tender and Voting Agreements, see, "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Tender and Voting Agreements" -- in the Schedule 14D-9, to which this Information Statement forms Annex B, which is incorporated in this Information Statement by reference."

         (4) The following is added at the end of footnote (3) under "Stock Ownership of Certain Beneficial Owners and Management -- Principal Shareholders":

          "Mr. Stafford may be deemed to have shared voting power and/or shared dispositive power over, and therefore, Mr. Stafford may beneficially own, the 1,441,882 shares of Common Stock owned by Codec."

         (5) The following is added at the end of footnote (4) under "Stock Ownership of Certain Beneficial Owners and Management -- Stock Ownership of Management":

          "Geac, Purchaser and Mr. Ganster entered into a Tender and Voting Agreement, dated June 22, 2003. As a result, Geac and Purchaser may be deemed to have shared voting power and/or shared dispositive power over, and therefore may beneficially own, 236,684 shares of Common Stock owned by Mr. Ganster. Shares beneficially owned by Geac and Purchaser do not include 5,000 shares owned by Mr. Ganster's spouse, who is not a party to a Tender and Voting Agreement. For a summary of the Tender and Voting Agreements, see "Item 3. Past




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          Contacts, Transactions, Negotiations and Agreements -- Tender and
          Voting Agreements" -- in the Schedule 14D-9, to which this Information Statement forms Annex B, which is incorporated in this Information Statement by Reference."



















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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     COMSHARE, INCORPORATED

                                     By: /s/ Brian J. Jarzynski
                                        --------------------------------
                                         Brian J. Jarzynski
                                         Senior Vice President, Chief Financial
                                         Officer and Treasurer

Dated:  July 18, 2003